UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  )
Under the Securities Exchange Act of 1934

Banjo & Matilda, Inc.
(Name of Issuer)

Common Stock, $.00001 Par value per share
(Title of Class of Securities)

060341104
(CUSIP Number)

Richard C. Fox, Esq
Fox Law Offices, P.A.
561 NE Zebrina Senda
Jensen Beach, Florida 34957
Tel: (772) 225-6435
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2013
(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 060341104

	1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Brendan Macpherson
	2	Check Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds	OO
	5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
	6	Citizenship of Place of Organization	Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0 Shares
	8	Shared Voting Power	12,332,561 Shares(1)
	9	Sole Dispositive Power	0 Shares
	10	Shared Dispositive Power	12,332,561 Shares(1)
	11	Aggregate Amount Beneficially Owned By Each Reporting Person	12,332,561 Shares(1)
	12	Check box if the aggregate Amount in Row (11) Excludes Certain Shares
	13	Percent of Class Represented Amount in Row (11)	46.6%
	14	Type of Reporting Person	IN

(1)	The reporting person is the sole trustee and beneficiary of Jibon Trust, the record owner of 12,332,561 shares of common stock of Banjo & Matilda, Inc.

CUSIP No. 060341104

	1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Belinda Storelli Macpherson
	2	Check Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds	OO
	5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
	6	Citizenship of Place of Organization	Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0 Shares
	8	Shared Voting Power	12,332,561 Shares
	9	Sole Dispositive Power	0 Shares
	10	Shared Dispositive Power	12,332,561 Shares
	11	Aggregate Amount Beneficially Owned By Each Reporting Person	12,332,561 Shares
	12	Check box if the aggregate Amount in Row (11) Excludes Certain Shares	☐
	13	Percent of Class Represented Amount in Row (11)	46.6%
	14	Type of Reporting Person	IN

Item 1.   Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, $0.00001 par value per share, (the “Common Stock”), of Banjo & Matilda, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 76 William Street, Paddington, New South Wales 2021 Australia.

Item 2.   Identity and Background.

I.
(a)	Brendan Macpherson.
(b)	The business address of Mr. Macpherson is 76 William Street, Paddington, New South Wales 2021 Australia.
(c)	Principal Occupation: Chief Executive Officer of the Company. Mr. Macpherson is also the sole trustee of Jibon Trust.
(d)	Mr. Macpherson has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Macpherson has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Macpherson is a citizen of Australia.

II.
(a)	Belinda Storelli Machperson.
(b)	The business address of Ms. Macpherson is 76 William Street, Paddington, New South Wales 2021 Australia.
(c)	Principal Occupation: Chief Creative Officer of the Company.
(d)	Ms. Macpherson has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Ms. Macpherson has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Macpherson is a citizen of Australia.

Ms. Macpherson entered into a filing agreement with Mr. Macpherson attached to this Schedule 13D as Exhibit 1, in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Mr. Macpherson is the sole trustee and beneficiary of Jibon Trust, a trust organized under the laws of Australia and a record shareholder of the Company.  Ms. Macpherson is the wife of Mr. Macpherson.

Item 3.   Source and Amount of Funds or Other Consideration.

The Company acquired all of the issued and outstanding shares of common stock of Banjo & Matilda Pty Ltd. (“Banjo Australia”) in exchange for 18,505,539 shares of the Company’s Common Stock issued to the shareholders of Banjo Australia.  As a result, after the closing of the share exchange the Company now has 26,436,484 shares issued and outstanding of which 12,332,561, or 46.6%, is owned of record by Jibon Trust.  Mr. Brendan Macpherson is the sole trustee and beneficiary of Jibon Trust.  The source of funds for the share exchange transaction was the shares of Banjo Australia owned by Jibon Trust.  In addition, pursuant to the share exchange transaction, (i) Mr. Macpherson became a director and Chief Executive Officer of the Company and (ii) Ms. Belinda Storelli Macpherson, the wife of Mr. Macpherson, became a director and the Chief Creative Officer of the Company.

On November 15, 2013, Mr. Macpherson entered into an employment agreement with the Company.  Under his employment agreement, Mr. Macpherson will receive a signing bonus of 1,000,000 restricted shares of common stock of the Company and will also receive 1,000,000 shares of preferred stock of the Company.  During the term of his employment agreement, the preferred stock to be issued to Mr. Macpherson will have super voting rights of 100 votes for every share of preferred stock he owns.  Upon the expiration or termination of his employment agreement, all of the preferred shares to be issued to Mr. Macpherson will automatically be cancelled and returned to authorized but unissued preferred stock.

On November 15, 2013, Ms. Macpherson entered into an employment agreement with the Company.  Under her employment agreement Ms. Macpherson will receive a signing bonus of 400,000 restricted shares of common stock of the Company.

The Company has not issued the Common Stock to Mr. Macpherson and Ms. Macpherson under their respective employment agreements nor has it issued the preferred stock to Mr. Macpherson under his employment agreement.  However, each Mr. Macpherson and Ms. Macpherson expect to receive their respective signing bonuses in or around the end of 2013.

Item 4.   Purpose of Transaction.

The purpose of the share exchange transaction between the Company and Banjo Australia was for the shareholders of Banjo Australia to acquire control of the Company.  A further description of the share exchange transaction can be found in the Company’s Current Report on Form 8-K, dated November 14, 2013, filed on November 18, 2013, which is incorporated by reference in herein.

Other than as described or incorporated above from the November 2013 Form 8-K, each of Mr. Macpherson and Ms. Macpherson currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although each of Mr. Macpherson and Ms. Macpherson reserves the right to develop such plans.

Item 5.   Interest in Securities of the Issuer.

(a) – (b)  Mr. Macpherson is the beneficial owner of 12,332,561 shares of Common Stock owned of record by Jibon Trust.  Mr. Macpherson is the sole trustee and beneficiary of Jibon Trust and may be deemed to have shared voting and dispositive power over those shares.   Ms. Macpherson is wife of Mr. Macpherson and is the beneficial owner of 12,332,561 shares of Common Stock owned by the Jibon Trust.  Ms. Macpherson may be deemed to have shared voting and dispositive power over those shares.

(c) Other than as set forth in this Item 5(a)-(b) and elsewhere in this Schedule 13D, (1) neither Mr. Macpherson nor Ms. Macpherson beneficially owns any shares of Common Stock of the Company, and (2) there have been no transactions in the shares of Common Stock of the Company effected during the past 60 days by Mr. Macpherson and Ms. Macpherson.

(d) Not applicable.

(e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Macpherson and Ms. Macpherson  have entered into a joint filing agreement, attached to this Schedule 13D as Exhibit 1.

Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between either of Mr. Macpherson and Ms. Macpherson and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of December 23, 2013 between Brendan Macpherson and Belinda Storelli Macpherson.

Exhibit 2
Share Exchange Agreement, dated as of November 14, 2013, by and among Banjo & Matilda, Inc., Banjo and Matilda Pty Ltd (“Banjo Australia”) and the shareholders of Banjo Australia, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 14, 2013, filed on November 18, 2013 (the “November 2013 8-K”) and incorporated by reference herein.

Exhibit 3	Employment Agreement, dated November 15, 2013, by and between Banjo & Matilda, Inc. and Brendan Macpherson filed as Exhibit 10.6 to the November 2013 8-K and incorporated by reference herein.

Exhibit 4	Employment Agreement, dated November 15, 2013, by and between Banjo & Matilda, Inc. and Belinda Storelli Macpherson filed as Exhibit 10.7 to the November 2013 8-K and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2013	/s/ Brendan Macpherson
Brendan Macpherson

/s/ Belinda Storelli Macpherson
Belinda Storelli Macpherson